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                                                                     EXHIBIT (d)

                             FAMILY VOTING AGREEMENT

         This Voting Agreement is made this 15th day of September, 2000 by and between Sir Walter Lindal, Robert W. Lindal, Bonnie G. McLennagham, Douglas F. Lindal, Martin J. Lindal (collectively, "Family Members") and Lindal, Inc., a Washington corporation ("Lindal, Inc."). The Family Members own all the issued and outstanding stock of Lindal, Inc. The Family Members and Lindal Inc. own of record and beneficially the number of shares of common stock of Lindal Cedar Homes, Inc., a Delaware corporation (the "Company"), set forth beside their names at the foot of this Agreement. The common stock of the Company is traded on NASDAQ and is registered with the Securities Exchange Commission ("SEC") pursuant to the Securities and Exchange Act of 1934 (the "Act").

         An independent special committee of the board of directors of the Company ("Special Committee") has requested the Family Members to make an offer to the Company by which all of its common stock (other than that held by the Family Members and Lindal, Inc.) would be repurchased.

         This Agreement is intended to govern relations among the parties in the event such an offer is made, accepted by the Company and a transaction is consummated pursuant thereto ("Transaction").

         The parties hereto agree:

         1. Continue as Shareholders. Each of these parties hereto agree to continue as shareholders following any Transaction contemplated hereby, except Bonnie M. and Robert McLennagham ("McLennagham"), who may decide to sell any or all shares held by either of them in connection with such Transaction (which decision shall be made prior to filing of any proxy statement or other disclosure document with respect to the Transaction with the SEC pursuant to the
Act). McLennagham shall continue as parties to this Agreement with respect to any shares held by them following any Transaction and with respect to the shares held by them in Lindal, Inc.

         2. Board. Following any Transaction, the board of directors shall consist of each of the Family Members or their representatives who initially retain all their stock and subsequent to the transaction continue to retain five percent (5%) or more of the stock in the Company not including beneficial interests in stock in the Company.

         3. Dividends. One half of all annual net income of the Company will be either distributed as dividends or used for redemption of stock.

         4. Redemption of Stock. Commencing in the calendar year 2002:

         a) The Company shall be obligated to redeem stock quarterly up to the amount that is reasonably deemed appropriate on an annual basis by the board of directors and approved by the Company's lenders and/or the letter of credit guarantor on any outstanding industrial revenue bonds ("Guarantor"), and in compliance with

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applicable law. The appropriate amount shall be determined by analysis of projected corporate needs for cash in the following 2 years taking into account non-cash expenses, required working capital, equity and appropriate cash reserves. The amount available for redemptions may also include a portion of current earnings, which would reduce the amount available to be distributed as dividends.

         b) If the available cash is insufficient to redeem on an annual basis one fifth (1/5) of the shares that are offered for more than four quarterly redemption periods, and the Company has assets which a majority of the directors determine to be excess to the operating needs of the Company, then the Company shall sell or otherwise dispose of excess assets to redeem up to one fifth (1/5) of the shares offered on an annual basis. The sale or disposition of assets may also be subject to the covenants or restrictions of the lenders and/or the Guarantor. A portion of the proceeds from a sale or disposition of an asset may have to be paid to the lender or Guarantor to pay down debt or otherwise maintain ratios, covenants, etc. The directors shall determine by majority vote each year, a date during each quarter of the following year which shall be the start of the two week quarterly redemption period. The effective date of the redemption itself shall be one month after the end of the redemption period.

         c) The price for the redemption of shares shall be established annually by the directors. If the directors fail to set the price for redemption of shares, the price shall be the net book value of the shares as of the end of each calendar year. Such price may be revised only by a unanimous vote of the directors. The price set at the end of each year shall be used for any shares agreed to be redeemed during the first six months of the following calendar year. In the second six months, payment for any shares redeemed shall be made in two installments with interest at the prime rate. The first installment shall be eighty percent (80%) of the value determined using the prior valuation and shall be paid on the redemption date and the transfer of the shares. The second installment shall be the difference between the amount paid in the first installment and value of an equivalent number of shares valued under the subsequent valuation at the end of such year, plus interest. The second payment shall be made immediately following determination of such book value. If a shareholder drops below five percent (5%) ownership, the Company has the option to buy any or all those remaining shares during any subsequent quarterly redemption period.

         5. Voting Agreement. Each of the parties hereto agree to vote any and all shares of voting stock of the Company held by them from time to time, of record or beneficially, to elect directors and otherwise to implement the terms of this Agreement. This is intended as an enforceable voting agreement under the laws of the state of Delaware. This Agreement shall become effective upon consummation of any Transaction contemplated hereby and shall thereafter remain in effect as long as the parties hereto own beneficially at least one-half of the outstanding voting stock of the Company; except Section 1 hereof, which shall become effective 10 days after the acceptance by the Special Committee of the offer by the Family Members and continue in effect unless a Transaction contemplated hereby has not occurred within one year from the date hereof.

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         6. Acquisitions. Acquisitions and other major non-recurring investments shall require the unanimous approval of all directors.

         7. Research and Development. The Company will continue its efforts in research and development, with Sir Walter Lindal in charge of research and development. The board will establish a research and development committee of Sir Walter Lindal, Martin J. Lindal and Robert McLennagham serving on the committee. The committee, by unanimous vote, shall have authority to make all decisions with respect to research and development.

         8. Binding Agreement. This Agreement shall be binding upon and insure to the benefit of the parties hereto and their respective successors and assigns.


                  DATED the day and year first above written.

        Family Members                                  Number of Shares
        --------------                                  ----------------
                                                           137,635
        -------------------------------                    -------
        Sir Walter Lindal

                                                           402,014
        -------------------------------                    -------
        Robert W. Lindal

                                                           350,568
        -------------------------------                    -------
        Bonnie G. McLennagham

                                                           350,556
        -------------------------------                    -------
        Douglas F. Lindal

                                                           331,488
        -------------------------------                    -------
        Martin J. Lindal

        Lindal, Inc.                                       772,898
                                                           -------

         By:
             --------------------------------
             Its:
                  ---------------------------

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
                                                        Total Shares: 2,345,159